UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 1, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony takes control of the Mponeng and Mine Waste Solutions assets and strengthens its South African executive operational management structure

Johannesburg, Thursday, 1 October 2020. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce that the acquisition of Mponeng mine and Mine Waste Solutions from AngloGold Ashanti Limited was concluded yesterday and the purchase price of the Rand equivalent of $200 million was paid.

“We are pleased that the transaction has been completed and welcome the employees from Mponeng and Mine Waste Solutions to the Harmony family,” said Peter Steenkamp, chief executive officer of Harmony.

Harmony has strengthened its South African executive operational management structure to support the Company’s growth in the country.

The revised structure, which will continue to be headed by Beyers Nel - chief operating officer: South African Operations - is effective from today, 1 October 2020. Beyers has close to 20 years’ experience in various operational, management and executive roles in gold mining, gained on opencast, deep and ultra-deep level mines. Moses Mothlageng, Zweli Ndese and Francois Janse van Rensburg will be the three regional general managers who will assist Beyers in managing the Company’s South African operations.

Moses Motlhageng, previously regional general manager responsible for the Moab Khotsong, Kusasalethu and Kalgold, assumes responsibility for Mponeng while retaining responsibility for Kusasalethu and Kalgold. He joined Harmony in 2011 and has 21 years’ operational and management experience in the diamond, platinum and ultra-deep gold sectors of the mining industry.

Zweli Ndese, previously assigned to Harmony’s business development office, rejoins the South African executive team as regional general manager responsible for Moab Khotsong and Doornkop. Zweli has 26 years’ experience in the mining industry, having held various senior positions in the gold and platinum sectors.

Francois Janse van Rensburg will continue as Regional General Manager for all the Free State operations (Bambanani, Unisel, Joel, Masimong, Target and Tshepong Operations). He has 25 years’ experience in the South African hard-rock, underground gold mining environment with more than 13 years’ experience at senior management level. He joined Harmony in 2004.

“Beyers, Moses, Zweli and Francois are well-experienced, energetic mining engineers. Our operations have built up good momentum over the past couple of years under the leadership of Beyers. Now that we are the owners of the newly acquired assets, we will be in a position to determine which synergies will enable us to unlock the most value,” Steenkamp added.

ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Senior Investor Relations Coordinator
+27(0) 82 759 1775

Johannesburg, South Africa

1 October 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 1, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director